EXHIBIT 12

COMPUTATION OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Dollars in thousands)	2018	2017	2016	2015	2014
Net income	$370,249	$142,413	$186,777	$142,844	$105,382
Income tax expense	32,278	150,466	85,193	64,094	35,683
Income before income tax expense	$402,527	$292,879	$271,970	$206,938	$141,065
Fixed charges
Interest on short-term and other borrowings	$47,429	$25,104	$16,120	$11,997	$11,614
Fixed charges excluding interest on deposits	47,429	25,104	16,120	11,997	11,614
Interest on deposits	160,952	79,833	51,581	47,103	33,090
Fixed charges including interest on deposits	$208,381	$104,937	$67,701	$59,100	$44,704
Preferred stock dividends	9,095	9,095	7,977	—	—
Fixed charges including preferred stock dividends	$217,476	$114,032	$75,678	$59,100	$44,704
Earnings for ratio computations (1)
Excluding interest on deposits	$449,956	$317,983	$288,090	$218,935	$152,679
Including interest on deposits	$610,908	$397,816	$339,671	$266,038	$185,769
Ratio of earnings to fixed charges (2)
Excluding interest on deposits	9.49	12.67	17.87	18.25	13.15
Including interest on deposits	2.93	3.79	5.02	4.50	4.16
Ratio of earnings to fixed charges and preferred dividends (1)
Excluding interest on deposits	7.96	9.30	11.96	18.25	13.15
Including interest on deposits	2.81	3.49	4.49	4.50	4.16

(1) Earnings are the sum of income before income tax expense and fixed charges.
(2) For the purposes of calculating the ratio of earning to fixed charges, fixed charges are the sum of interest and debt expenses, excluding interest on deposits, and, in the second alternative, fixed charges are the sum of interest and debt expenses including interest on deposits.